FORM 1-A-W

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

RE:	ARTE CONSULTING INC.
CIK 0002137570
OFFERING STATEMENT ON FORM 1-A
FILED JULY 2, 2026

Gentlemen and Ladies:

Arte Consulting Inc., CIK 0002137570 (the Company), hereby requests the withdrawal of the above-referenced offering statement on Form 1-A filed on July 2, 2026 (the "Offering Statement").

The Company intends to re-file its Offering Statement when it has completed the required audit of its financials and obtained appropriate consent from its auditor.

Please do not hesitate to contact our office should you have any question or concerns in relation to this matter.

Sincerely yours,

Arte Consulting Inc.

By: /s/ Billy LAM

Billy LAM, CEO